EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Flex Fuels Energy Limited, a corporation formed under the laws of England and Wales

The following are Subsidiaries of Flex Fuels Energy Limited, each of which was formed under the laws of England and Wales:

Flex Fuel Biomass Ltd.

Flex Fuel Crush Ltd.

Flex Fuel Farming Ltd.

Flex Fuel Refineries Ltd.

Flex Fuel Trading Ltd.